Exhibit 99.1(b)

APPENDIX B

OPINION OF OPPENHEIMER & CO. INC.

June 8, 2010

The Board of Directors
TTI Team Telecom International Ltd.
12 Amal Street
Afek Park
Rosh Haayin, 48092
Israel

Members of the Board:

You have asked Oppenheimer & Co. Inc. (“Oppenheimer”) to render a written opinion (“Opinion”) to the Board of Directors of TTI Team Telecom International Ltd., a company organized under the laws of Israel (“TTI”), as to the fairness, from a financial point of view, of the Per Share Merger Consideration (as defined below) payable to the shareholders of TTI under the Agreement and Plan of Merger, dated as of June 8, 2010 (the “Merger Agreement”), among TEOCO Corporation (“Parent”), a Delaware corporation, Teoco Israel Ltd., an Israeli company wholly owned by parent (“Merger Sub”), and TTI.  The Merger Agreement provides for, among other things, the merger of Merger Sub with and into TTI (the "Transaction") pursuant to which each TTI Share (as defined below) will be exchanged for the right to be paid a certain amount in cash determined pursuant to a formula set forth in the Merger Agreement.  You have advised us that, based on estimates by TTI’s management regarding the components of such formula, that the application of such formula will result under the Merger Agreement in each TTI Share being exchanged for the right to be paid $3.00 in cash, subject to a maximum adjustment downward of up to $0.10 per share as provided in the Merger Agreement (the "Per Share Merger Consideration").  We express no opinion as to the whether the Per Share Merger Consideration, used for purposes of this Opinion and such analyses, will be adjusted or not.  Our opinion addresses only the fairness, from a financial point of view, of the Per Share Merger Consideration to be received in the Transaction by the shareholders of TTI as a whole, without regard to individual circumstances of specific holders with respect to control, voting or other rights or aspects which may distinguish such holders.  In addition, in rendering this Opinion, we express no opinion with respect to the amount or nature of any compensation to any officer, director, or employee of TTI, or any class of such persons relative to the consideration to be received by the holders of the issued and outstanding ordinary or preferred shares of TTI, par value NIS 0.50 per share (each, a "TTI Share" and collectively, the "TTI Shares").  You have advised us that under TTI’s constituent documents and the Merger Agreement, each preferred share of TTI shall only be entitled to receive amounts under the Merger Agreement on an "as-converted" to ordinary share basis, and we have assumed that fact (as well as the fact that the Per Share Merger Consideration has been calculated on such basis) for all purposes of our analysis and Opinion, and we express no opinion regarding any amounts otherwise paid or payable with respect to any preferred shares of TTI.

In arriving at our Opinion, we:

(a)	reviewed the Merger Agreement;

The Board of Directors
TTI Team Telecom Ltd.
June 8, 2010

(b)	reviewed audited financial statements of TTI for fiscal years ended December 31, 2009, 2008, and 2007, and unaudited financial statements of TTI for the three months ended March 31, 2010;

(c)	reviewed financial forecasts and estimates relating to TTI prepared by the management of TTI;

(d)	reviewed the historical market prices and trading volume of TTI Shares;

(e)	held discussions with the senior management of TTI with respect to the business and prospects of TTI;

(f)	held discussions, at the direction of TTI, with selected third parties to solicit indications of interest in a possible acquisition of TTI;

(g)	reviewed and analyzed certain publicly available financial data for companies that we deemed relevant in evaluating TTI;

(h)	reviewed and analyzed certain publicly available financial information for transactions that we deemed relevant in evaluating the Transaction;

(i)	analyzed the estimated present value of the future cash flows of TTI based on financial forecasts and estimates prepared by the management of TTI;

(j)	reviewed and analyzed the premiums paid, based on publicly available information, in merger and acquisition transactions we deemed relevant in evaluating the Transaction;

(k)	reviewed other public information concerning TTI; and

(l)	performed such other analyses, reviewed such other information and considered such other factors as we deemed appropriate.

The Board of Directors
TTI Team Telecom Ltd.
June 8, 2010

In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by TTI and its employees, representatives and affiliates or otherwise reviewed by us.  With respect to the financial forecasts and estimates relating to TTI referred to above, we have assumed, at the direction of the management of TTI and with TTI’s consent, without independent verification or investigation, that such forecasts and estimates were reasonably prepared on bases reflecting the best available information, estimates and judgments of the management of TTI as to the future financial condition and operating results of TTI and the other matters covered thereby and that the financial results reflected in such forecasts and estimates will be achieved at the times and in the amounts projected.  We also have assumed, with the consent of TTI, that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on TTI or the Transaction.  We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of TTI.

We are not expressing any opinion as to the underlying valuation, future performance or long term viability of TTI or the Buyer, or the price at which TTI Shares will trade at any time.  We express no view as to, and our Opinion does not address, any terms or other aspects or implications of the Transaction (other than the Per Share Merger Consideration to the extent expressly specified herein) or any aspect or implication of any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise, including, without limitation, the amount of any termination fee or the fairness of the amount or nature of the compensation resulting from the Transaction to any individual officers, directors or employees of TTI, or class of such persons, relative to the Per Share Merger Consideration.  In addition, we express no view as to, and our Opinion does not address, the underlying business decision of TTI to proceed with or effect the Transaction nor does our Opinion address the relative merits of the Transaction as compared to any alternative business strategies that might exist for TTI or the effect of any other transaction in which TTI might engage.  Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof.  It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion.

The issuance of this Opinion was approved by an authorized committee of Oppenheimer.  As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

We have acted as financial advisor to TTI in connection with the Transaction and will receive a fee for our services, a portion of which will be payable upon delivery of this Opinion and a portion of which is contingent upon consummation of the Transaction.  In addition, TTI has agreed to indemnify us for certain liabilities arising from our engagement.  In the ordinary course of business, we and our affiliates may actively trade securities of TTI for our and our affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

The Board of Directors
TTI Team Telecom Ltd.
June 8, 2010

Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Per Share Merger Consideration provided for in the Merger Agreement is fair, from a financial point of view, to the shareholders of TTI.  This Opinion is for the use of the Board of Directors of TTI in its evaluation of the Transaction does not constitute a recommendation to any shareholder as to how such stockholder should vote or act with respect to any matters relating to the Transaction.

Very truly yours, /s/ Oppenheimer & Co. Inc. OPPENHEIMER & CO. INC.